FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2012

Highlights for the Period

Summary

➢  Earnings attributable to Endesa Chile’s shareholders amounted to Ch$ 166,367 million in the nine months period ended September 30, 2012, 40.2% lower than for the same period ended September 30, 2011.

➢  While physical energy sales rose by 4.1% as of September 2012, reaching 44,737 GWh primarily explained  by higher sales volume in Colombia, Chile and Peru, revenues decreased by 2.8% when compared to September 2011 and reached Ch$ 1,754,084 million as a result of a lower average energy sales price.

➢  Energy generation increased by 6.1% when compared to September 2011, totaling 41,030 GWh as of September 2012, mainly due to a 14.8% growth in hydro generation, primarily in Colombia and Chile.

➢  Procurement and service costs increased by 1.2% to Ch$ 989,211 million due to higher transportation costs of Ch $ 19,207 million and higher fuel costs of Ch$ 8,211 million.

➢  EBITDA reached Ch$ 610,507 million as of September 2012, 8.1% lower than the same previous period, mainly explained by lower average energy sales price in Chile and Argentina, higher fuel costs in Chile, Peru and Colombia, and higher transportation costs in Chile.

➢  Net financial expense amounted to Ch$ 108,802 million, 7.6% higher than for the first nine months of 2011, mainly explained by a contingency update with SUNAT in Peru and higher average debt cost in Argentina.

➢  Share of Profits of Associates decreased by 14.9% and reached Ch$ 76,722 million, primarily due to lower results in Endesa Brasil which was partially offset by a higher result in GNL Quintero as of September 2012.

Performance by country

➢  In Colombia, EBITDA grew by 42.7%, equivalent to an Ch $ 85,544 million increase, mainly due to:

•          Non-recurrence of a one-time effect of the equity tax reform in Colombia which implied booking a total amount of Ch$ 43,295 million as other fixed operating costs during the first quarter of 2011.

•          Higher energy sales of Ch$ 65,925 million due to an 11.4% rise in physical energy sales related to a higher hydro generation and a 6.1% increase in the average energy sales price in pesos.

•          These factors were partly offset by higher energy purchases costs of Ch$ 7,078 million due to higher prices in the spot market, and higher fuel costs of Ch$ 5,874 million.

➢  In Peru, EBITDA declined by 1.3%, equivalent to a deviation of Ch$ 1,326 million as a result of:

•          Non-recurrence of a one-time effect on payroll expenses recorded in June 2011, which meant to reclassify a provision of profit sharing for workers, creating a one-time benefit on payroll expenses of Ch$ 13,544 million.

•          Higher energy purchases costs of Ch$ 9,415 million as of September 2012 due to higher physical energy purchases in the spot market, coupled with higher fuel costs of Ch$ 8,211 million partly due to increased diesel generation.

•          These factors were partially offset by a 21.1% growth in energy sales mainly explained by both 18.3% growth in the average energy sales price and 2.0% rise in physical sales.

➢  In Chile, EBITDA decreased by 37.9%, equivalent to a change of Ch$ 121,161 million, mainly explained by:

•          Lower energy sales of Ch$ 99,773 million mainly due to a 14.7% reduction in the average energy sales price, although physical energy sales increased by 1.8% due to increased hydro generation.

•          Higher fuel costs of Ch$ 33,524 million, and higher transportation costs of Ch$ 16,306 million.

•          These factors were partly offset by a decrease of Ch$ 29,344 million in energy purchases costs due to lower physical purchases in the spot market.

➢  In Argentina, EBITDA declined by 44.2%, equivalent to a variation of Ch$ 16,964 million, mainly due to:

•          Lower energy sales of Ch$ 52,816 million due to a 15.9% decrease in the average energy sales prices.

•          Higher payroll expenses of Ch$ 3,873 million mostly due to union negotiations and increased staffing.

•          These factors were partially offset by a decrease of Ch$ 44,355 million in procurement and services costs resulting from lower fuel costs of Ch$ 39,397 million related to the lower thermal generation in the period.

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 3,880 million as of September 30, 2012, 3.1% lower than the same period in 2011.

➢  Average interest rate decreased from 8.69% to 7.82% reflecting a significant effect on rates related to a lower level of inflation growth, since Endesa Chile has inflation‑indexed local bonds denominated in UF.

➢  The financial expenses coverage ratio decreased from 5.97 to 5.00 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position on a consolidated basis, as shown below:

•          Committed credit lines: US$ 514 million available in the local and international markets.

•          Uncommitted credit lines: US$ 966 million available in the capital markets in which we operate.

•          Cash and cash equivalents: US$ 312 million.

➢  Coverage and protection:

Endesa Chile has continued to maintain a strict control over its liquidity, both at the parent and subsidiary levels, through the use of hedging instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of September 30, 2012:

•          Interest-rate swaps from variable to fixed rates for US$ 260 million.

•          Cross-currency swaps for US$ 404 million (UF/US$ partial coverage for Chilean bonds) and forwards for US$ 79 million, in order to reduce exchange rate risk.

These instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient protection levels.

Market Summary

➢  During the period from October 2011 to September 2012, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed a 12.4% increase. Latin American markets where the company operates recorded positive results: BOVESPA (Brazil): 16.5%; Merval (Argentina): 7.0%; COLCAP (Colombia): 8.4%, and ISBVL (Peru) : 28.0%. In Europe, the main Stock Exchanges showed a mixed performance over the last 12 months: IBEX: -7.7%, UKX: 13.3% and FTSE 250: 20.3%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 31.1% and Dow Jones Industrial: 26.1% (all yields measured in local currency).

➢  Endesa Chile’s share price of in the local market showed a 3.7% increase over the past 12 months, which is a positive figure considering the uncertain economic scenario in the world, especially in Europe, and the drought that has affected Chile. The closing price as of September 30, 2012, was Ch$ 767.4.

➢  On the other hand, Endesa Chile’s ADS value increased by 14.6% to reach a price of US$48.0, while its share price in Madrid rose by 15.9% reaching €$1.23 as of September 30, 2012.

➢  During the last 12 months, Endesa Chile continued to be among the most actively traded companies in the local stock market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.5 million.

Risk Rating Classification Information

➢  Endesa Chile’s current ratings are supported by our well diversified portfolio asset, strong credit metrics, adequate debt structure and solid liquidity. Endesa Chile’s geographic diversification in Latin America provides us a natural hedge against different regulations and weather conditions. Our operating subsidiaries have leading market positions in the countries where we operate.

➢  Fitch Ratings (January 5, 2012) confirmed the international credit risk rating for Endesa Chile of "BBB+" with stable Outlook, while on June 18, 2012, Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Endesa Chile with stable Outlook. Similarly, on July 13, 2012, Feller Rate ratified the “AA” local rating of Endesa Chile’s bonds, shares and commercial papers program.

➢  Finally, Standard & Poor's (October 19, 2012) confirmed the international credit risk rating for Endesa Chile of "BBB+" with stable Outlook. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain in previous days, in which both credit risk ratings were affirmed with a downgrade in both Outlook from stable to negative, due to the downgrade applied to Spain.

➢  The current international risk ratings are:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

➢  The domestic ratings (for securities issued in Chile) are:

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Table of Contents

TABLE OF CONTENTS	6
GENERAL INFORMATION	7
SIMPLIFIED ORGANIZATIONAL STRUCTURE	7
CONSOLIDATED INCOME STATEMENT ANALYSIS	8
NET INCOME	8
OPERATING INCOME	8
NET FINANCIAL RESULT	9
OTHER RESULTS AND TAXES	9
CONSOLIDATED BALANCE SHEET ANALYSIS	10
ASSETS	10
LIABILITIES AND SHAREHOLDER’S EQUITY	11
DEBT MATURITY WITH THIRD PARTIES	12
EVOLUTION OF KEY FINANCIAL RATIOS	13
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	14
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	15
CAPEX AND DEPRECIATION	15
ARGENTINA	16
CHILE	19
COLOMBIA	21
PERU	23
BRAZIL (NON-CONSOLIDATED COMPANIES)	24
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	28
SUSTAINABILITY AND THE ENVIRONMENT	32
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	33
OPERATING INCOME BY SUBSIDIARY	34
MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES	35
MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES	36
MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES	37
MARKET INFORMATION	38
CONFERENCE CALL INVITATION	41

General Information

(Santiago, Chile, Tuesday 6, November 2012) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the nine-month period ended September 30, 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between September 30, 2011 and September 30, 2012.

Figures as of September 30, 2012 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 473.77 as of September 30, 2012 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 489.50 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of September 30, 2011.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pehuenche, San Isidro (merger between San Isidro and Pangue), Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of September 2012 was Ch$ 166,367 million, representing a 40.2% decrease over the first nine months of 2011, which was Ch$ 278,006 million.

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Sales	1,791,612	1,749,767	(41,845)	(2.3%)	3,574,601
Energy sales	1,759,733	1,692,720	(67,014)	(3.8%)	3,458,059
Other sales	5,787	7,726	1,939	33.5%	15,783
Other services	26,092	49,322	23,230	89.0%	100,759
Other operating income	12,368	4,317	(8,051)	(65.1%)	8,818
Revenues	1,803,980	1,754,084	(49,896)	(2.8%)	3,583,419
Energy purchases	(212,709)	(198,827)	13,881	6.5%	(406,185)
Fuel consumption	(572,918)	(581,130)	(8,211)	(1.4%)	(1,187,191)
Transportation expenses	(155,880)	(175,087)	(19,207)	(12.3%)	(357,686)
Other variable costs	(36,269)	(34,166)	2,103	5.8%	(69,798)
Procurements and Services	(977,776)	(989,211)	(11,434)	(1.2%)	(2,020,859)

Contribution Margin	826,203	764,873	- 61,330	(7.4%)	1,562,560
Other work performed by entity and capitalized	7,297	8,728	1,431	19.6%	17,830
Employee benefits expense	(54,162)	(80,544)	(26,382)	(48.7%)	(164,543)
Other fixed operating expenses	(114,923)	(82,550)	32,373	28.2%	(168,642)

Gross Operating Income (EBITDA)	664,416	610,507	- 53,908	(8.1%)	1,247,206
Depreciation and amortization	(129,427)	(141,094)	(11,667)	(9.0%)	(288,242)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(4,327)	(29)	4,298	99.3%	(59)

Operating Income	530,662	469,384	- 61,277	(11.5%)	958,906

Net Financial Income	(101,126)	(108,802)	(7,676)	(7.6%)	(222,271)
Financial income	10,185	13,314	3,128	30.7%	27,198
Financial costs	(100,967)	(113,136)	(12,169)	(12.1%)	(231,125)
Gain (Loss) for indexed assets and liabilities	(3,880)	(896)	2,984	76.9%	(1,831)
Foreign currency exchange differences, net	(6,464)	(8,084)	(1,620)	(25.1%)	(16,514)
Share of profit (loss) of associates accounted for using the equity method	90,136	76,722	(13,414)	(14.9%)	156,736
Negative consolidation differences	-	-	-		-
Net Income From Other Investments	376	672	297	78.9%	1,373
Net Income From Sale of Assets	711	25	(686)	(96.4%)	52
Other non operational expenses	-	-	-		-

Net Income before Taxes	520,759	438,003	- 82,757	(15.9%)	894,796
Income Tax	(149,693)	(135,825)	13,868	9.3%	(277,477)
Net Income	371,066	302,177	- 68,888	(18.6%)	617,318
Owners of parent	278,006	166,367	(111,639)	(40.2%)	339,872
Non-controlling interest	93,060	135,810	42,750	45.9%	277,447

Earning per share (Ch$ /share and US$ / ADR)	33.9	20.3	(13.6)	(40.2%)	1.2

Operating Income

Operating Income reached Ch$ 469,384 million as of September 2012, 11.5% lower than Ch$ 530,662 million reported as of September 2011, mainly explained by a lower average energy sales price, higher transportation costs of Ch$ 19,207 million and higher fuel costs of Ch$ 8,212 million. This was partially offset by lower energy purchases of Ch$ 13,881 million and lower Other Fixed Operating Expenses of Ch$ 32,373 million, which reflects the negative impact of the one-time effect of the reform on the Equity Tax imposed by the Colombian government, accounting in the first quarter of 2011 the total amount to be paid in the period 2011-2014.

Endesa Chile’s EBITDA, or gross operating income, amounted to Ch$ 610,507 million, representing an 8.1% decrease compared to September 2011. This figure does not include the contribution of Endesa Brasil of Ch$ 69,210 million as of September 2012, which is accounted under equity method.

Operating revenues and costs, detailed by business are:

Table 2
	Chile				Argentina				Colombia
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	922,957	823,185	(10.8%)	1,681,685	341,313	288,497	(15.5%)	589,371	365,880	431,805	18.0%	882,135
% of consolidated	51.2%	46.9%		46.9%	18.9%	16.4%		16.4%	20.3%	24.6%		24.6%
Operating Costs	(672,606)	(689,763)	(2.6%)	(1,409,117)	(314,885)	(284,684)	9.6%	(581,581)	(191,424)	(174,821)	8.7%	(357,142)
% of consolidated	52.8%	53.7%		53.7%	24.7%	22.2%		22.2%				13.6%

Operating Income	250,351	133,422	(46.7%)	272,568	26,428	3,813	(85.6%)	7,790	174,456	256,984	47.3%	524,993

	Peru				Consolidated
	Million Ch$		Chg %	Th. US$	Million Ch$		Chg %	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	174,349	211,134	21.1%	431,326	1,803,980	1,754,084	(2.8%)	3,583,420
% of consolidated	9.7%	12.0%		12.0%	100.0%	100.0%		100.0%
Operating Costs	(94,922)	(135,969)	(43.2%)	(277,771)	(1,273,318)	(1,284,700)	(0.9%)	(2,624,515)
% of consolidated	7.5%	10.6%		10.6%	100.0%	100.0%		100.0%

Operating Income	79,427	75,165	(5.4%)	153,555	530,662	469,384	(11.5%)	958,905

Net Financial Result

The company’s net financial expense totaled Ch$ 108,802 million, 7.6% higher than Ch$ 101,126 million reported as of September 2011. Main variations explaining this result were higher interest expenses of Ch$ 12,169 million, an exchange difference loss increased by Ch$ 1,619 million, partly offset by a higher interest income of Ch$ 3,128 million.

Other Results and Taxes

Share of Profit of Associates amounted to Ch$ 76,722 million as of September 2012, decreasing by 14.9% compared to the same previous period. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 69,210 million.

Income taxes declined by 9.3%, equivalent to Ch$ 13,868 million, when compared to the first nine months of 2011.

Consolidated Balance Sheet Analysis

Assets

Table 3
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 30, 2011	As of Sep 30, 2012	Var 2012 - 2011	Chg %	As of Sep 30, 2012

CURRENT ASSETS
Cash and cash equivalents	421,282	147,299	(273,983)	(65.0%)	310,909
Other current financial assets	914	566	(348)	(38.1%)	1,194
Other current non-financial assets	17,192	15,829	(1,363)	(7.9%)	33,410
Trade and other current receivables	296,147	200,321	(95,825)	(32.4%)	422,824
Accounts receivable from related companies	83,101	89,085	5,984	7.2%	188,034
Inventories	55,904	76,488	20,584	36.8%	161,445
Current tax assets	85,515	82,644	(2,871)	(3.4%)	174,439
Total Current Assets	960,055	612,232	(347,823)	(36.2%)	1,292,256

NON-CURRENT ASSETS
Other non-current financial assets	13,599	35,464	21,865	160.8%	74,855
Other non-current non-financial assets	1,463	1,340	(123)	(8.4%)	2,829
Trade accounts receivables and other receivables, net	151,609	141,941	(9,667)	(6.4%)	299,600
Investment accounted for using equity method	582,199	547,937	(34,262)	(5.9%)	1,156,547
Intangible assets other than goodwill	45,680	43,474	(2,206)	(4.8%)	91,762
Goodwill	106,399	99,496	(6,903)	(6.5%)	210,010
Property, plant and equipment, net	4,603,903	4,575,707	(28,195)	(0.6%)	9,658,077
Deferred tax assets	97,107	154,470	57,364	59.1%	326,045
Total Non-Current Assets	5,601,958	5,599,831	(2,127)	(0.0%)	11,819,725

TOTAL ASSETS	6,562,013	6,212,063	(349,950)	(5.3%)	13,111,981

Company’s Total Assets declined by Ch$ 349,950 million as of September 2012, compared to December 2011, mainly due to:

➢  Current assets decreased by Ch$ 347,823 million, equivalent to a 36.2% reduction mostly due to:

❖  Decrease of Ch$ 273,983 million in cash and cash equivalents, mainly due to lower certificates of deposit and Endesa Chile’s covenants of Ch$ 187,444 million, dividend payments in Emgesa of Ch$ 91,478 million, income taxes of Ch$ 73,934 million, interest payments of Ch$ 45,739 million and investments made of Ch$ 25,062 million, partly offset by higher operating income collection of Ch$ 175,420 million.

❖  Reduction in trade receivables and other account receivables for a total amount of Ch$ 95,825 million.

❖  Partly offset by an increase in the inventory account of Ch$ 20,584 million, mainly due to coal purchase.

➢  Non-current assets decreased by Ch$ 2,127 million, mainly explained by:

❖  Decline of Ch$ 28,195 million in property, plant and equipment, mainly resulting from Ch$ 138,311 million in depreciation, negative conversion effects of Ch$ 102,204 million, partly offset by investments during the period of Ch$ 205,590 million.

❖  Decrease in investments accounted under the equity method of Ch$ 34,262 million, mainly due to dividends declared by Ch$ 10,594 million, negative conversion effects of Ch$ 98,987 million, partially offset by the recognition of earned income of Ch $ 76,722 million.

❖  This was partly offset by an increase in deferred tax assets of Ch$ 57,364 million.

Liabilities and Shareholder’s Equity

Table 4
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 30, 2011	As of Sep 30, 2012	Var 2012 - 2011	Chg %	As of Sep 30, 2012

CURRENT LIABILITIES
Other current financial liabilities	305,558	404,349	98,791	32.3%	853,470
Trade and other current payables	357,781	230,799	(126,983)	(35.5%)	487,153
Accounts payable to related companies	135,386	263,794	128,407	94.8%	556,797
Other current provisions	36,861	32,123	(4,738)	(12.9%)	67,804
Current tax liabilities	92,176	85,242	(6,933)	(7.5%)	179,924
Other current financial liabilities	9,467	16,517	7,050	74.5%	34,862
TOTAL CURRENT LIABILITIES	937,229	1,032,823	95,594	10.2%	2,180,010

NON-CURRENT LIABILITIES
Other financial liabilities	1,728,094	1,373,974	(354,120)	(20.5%)	2,900,086
Other non-current provisions	12,302	21,090	8,788	71.4%	44,515
Deferred tax liability	338,889	373,342	34,453	10.2%	788,023
Provisions for employee benefits non-current	36,569	34,782	(1,787)	(4.9%)	73,416
Other non-current financial liabilities	67,790	50,603	(17,187)	(25.4%)	106,810
TOTAL NON-CURRENT LIABILITIES	2,183,644	1,853,791	(329,853)	(15.1%)	3,912,850

EQUITY
issued capital	1,331,714	1,331,714	-	0.0%	2,810,887
earnings	1,636,788	1,664,140	27,353	1.7%	3,512,549
Share premium	206,009	206,009	-	0.0%	434,828
other reserves	(615,972)	(713,981)	(98,009)	(15.9%)	(1,507,020)

Equity attributable to owners of parent	2,558,538	2,487,882	(70,656)	(2.8%)	5,251,245
Non-controlling	882,602	837,567	(45,035)	(5.1%)	1,767,877
TOTAL ASSETS	3,441,140	3,325,449	(115,691)	(3.4%)	7,019,121

TOTAL EQUITY AND LIABILITIES	6,562,013	6,212,063	(349,950)	(5.3%)	13,111,981

Company’s Total Liabilities showed a decline of Ch$ 349,950 million compared to December 2011, mainly as a consequence of:

➢  Non-current liabilities decreased by Ch$ 329,853 million, equivalent to 15.1%, mostly owing to:

❖  Decrease in other non-current financial liabilities of Ch$ 354,120 million, mainly due to the transfer from long-term to short-term in UF bonds and dollar bonds under note 144-A of Ch$ 284,581 million and a decrease of Ch$ 50,078 million due to foreign exchange conversion. In Endesa Costanera decreased by Ch$ 44,734 million due to the transfer to short-term debt with Mitsubishi. In Edegel a decrease of Ch$ 13,978 million was mainly explained by foreign exchange and transfers to the short-term of loans, bonds, and leasing of Ch$ 19,042 million. This was offset by the transfer to long-term of a syndicated loan of Ch$ 80,063 million in Emgesa, and negative exchange conversion of Ch$ 12,087 million.

❖  Decrease in other non-current non-financial liabilities of Ch$ 17,187 million, mainly due to Emgesa third installment payment of equity tax for Ch$ 6,706 million and an obligation of Gasatacama with AFIP in Argentina of Ch$ 3,191 million.

❖  This was offset by an increase in the deferred tax liabilities account of Ch$ 34,453 million.

➢  Current liabilities rose by Ch$ 95,594 million, equivalent to 10.2%, primarily explained by:

❖  An increase in other current financial liabilities of Ch$ 98,791 million, mainly in Endesa Chile due to the transfer from the long term of UF bonds of Ch$ 90,134 million, dollar bonds under note 144-A of Ch$ 192,100 million, and accrual of interest of Ch$ 40,109 million, offset by interest payments and  bank loans of Ch$ 48,097 million, and the payment of F and K series bonds of Ch$ 121,210 million. An increase in Endesa Costanera of Ch$ 44,734 million, mainly due to the transfer of long-term debt with Mitsubishi to the short-term, offset by a decrease in Emgesa of Ch$ 80,063 million due to the transfer to the long-term of a syndicated loan.

❖  An increase in accounts payable to related companies of Ch$ 128,407 million.

❖  Offset by a decrease in trade and other accounts payable and current tax liabilities of Ch$ 133,916 million.

➢  Equity decreased by Ch$ 115,691 million compared to December 2011. The controllers’ equity decreased by  Ch$ 70,656 million mainly explained by the booking of both minimum dividend for 2012 and final dividend for 2011 of Ch$ 139,285 million, coupled with the conversion reserve decline of Ch$ 138,515 million. This was partly offset by the result for the period of Ch$ 166,367 million and a rise of hedging reserve of Ch$ 41,272 million.

➢  Minority interest decreased by Ch$ 45,035 million due to the booking of both minimum and final dividends, offset by the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	304,554	433,973	139,580	219,926	15,714	941,733	2,055,479
Endesa Chile (*)	304,554	433,973	139,580	219,926	15,714	941,733	2,055,479
Argentina	74,320	78,616	64,323	34,745	34,267	0	286,271
Costanera	57,901	50,274	40,314	27,410	34,267	0	210,166
Chocón	16,419	28,342	24,009	7,335	0	0	76,105
Hidroinvest	0	0	0	0	0	0	0
Peru	32,470	53,145	50,953	33,719	57,364	129,697	357,347
Edegel	32,470	53,145	50,953	33,719	57,364	129,697	357,347
Colombia	0	0	78,677	161,435	22,586	918,494	1,181,192
Emgesa	0	0	78,677	161,435	22,586	918,494	1,181,192
TOTAL	411,344	565,734	333,533	449,825	129,931	1,989,923	3,880,290

Table 5.1
(Million Ch$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	144,288	205,603	66,129	104,195	7,445	446,165	973,824
Endesa Chile (*)	144,288	205,603	66,129	104,195	7,445	446,165	973,824
Argentina	35,211	37,246	30,474	16,461	16,235	0	135,627
Costanera	27,432	23,818	19,099	12,986	16,235	0	99,570
Chocón	7,779	13,428	11,375	3,475	0	0	36,056
Hidroinvest	0	0	0	0	0	0	0
Peru	15,383	25,179	24,140	15,975	27,177	61,446	169,300
Edegel	15,383	25,179	24,140	15,975	27,177	61,446	169,300
Colombia	0	0	37,275	76,483	10,701	435,155	559,613
Emgesa	0	0	37,275	76,483	10,701	435,155	559,613
TOTAL	194,882	268,028	158,018	213,113	61,557	942,766	1,838,365
(*) Includes: Endesa Chile, Pehuenche, San Isidro, Celta and Túnel El Melón

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	9M 2012	FY 2011	Var 2012 - 2011	Chg %
Liquidity	Times	0.59	1.02	(0.43)	(42.2%)
Acid-test *	Times	0.52	0.98	(0.46)	(46.9%)
Working capital	Million Ch$	(420,591)	22,826	(443,417)	(1942.6%)
Working capital	Thousand US$	(887,754)	48,179	(935,933)	(1942.6%)
Leverage **	Times	0.87	0.91	(0.04)	(4.4%)
Short-term debt	%	35.8%	30.0%	5.8%	19.1%
Long-term debt	%	64.2%	70.0%	-5.8%	(8.2%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	9M 2012	9M 2011	Var 2012 - 2011	Chg %
Financial expenses coverage*	Times	5.00	5.97	(97.0%)	(16.2%)
Op. income / Op. rev.	%	26.8%	29.4%	(2.7%)	(9.0%)
ROE **	%	13.6%	19.4%	(5.9%)	(30.2%)
ROA **	%	8.1%	9.6%	(1.5%)	(15.3%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of September 2012 was 0.59 times, a 42.2% decrease compared to December 2011. Nevertheless, this ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses, and reflecting a satisfactory debt repayment schedule.

Acid-test ratio reached 0.52 times, a 46.9% decline over December 2011, basically explained by a decrease in current assets, regarding cash and cash equivalents, coupled with a rise in current liabilities in other current financial liabilities.

Leverage ratio was 0.87 times as of September 2012, reflecting a 4.4% decline compared with December 2011.

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012

Cash flows from (used in) operating activities
Collection classes provided by operating activities
Proceeds from sales of goods and services	1,788,553	1,923,866	135,313	7.6%	3,930,268
Cash receipts from royalties, fees, commissions and other revenue	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	-	-	-		-
Other cash receipts from operating activities	67,626	13,523	(54,103)	(80.0%)	27,627
Types of payments
Payments to suppliers for goods and services	(1,108,944)	(1,216,626)	(107,682)	(9.7%)	(2,485,446)
Payments to and on behalf of employees	(57,240)	(81,871)	(24,632)	(43.0%)	(167,255)
Payments for premiums and claims, annuities and other policy benefits underwritten	(2,607)	(3,884)	(1,277)	(49.0%)	(7,934)
Other payments for operating activities	(63,163)	(32,745)	30,417	48.2%	(66,895)
Income taxes refunded (paid)	(169,126)	(160,047)	9,079	5.4%	(326,960)
Other inflows (outflows) of cash	(71,603)	(95,107)	(23,504)	(32.8%)	(194,293)

Net cash flows from (used in) operating activities	383,497	347,110	(36,388)	(9.5%)	709,110

Cash flows from (used in) investing activities
Loans to related parties	(35,336)	(2)	35,334	(100.0%)	(4)
Proceeds from sale of property, plant and equipment	1,003	237	(765)	(76.3%)	485
Purchases of property, plant and equipment	(196,996)	(173,558)	23,438	11.9%	(354,562)
Purchases of intangible assets	(430)	(47)	383	89.2%	(95)
dividends received	53,044	6,848	(46,196)	(87.1%)	13,990
interest received	5,231	5,220	(11)	(0.2%)	10,664
Other inflows (outflows) of cash	-	(9,825)	(9,825)		(20,071)

Net cash flows from (used in) investing activities	(173,484)	(171,126)	2,358	1.4%	(349,593)

Cash flows from (used in) financing activities
Total loan amounts	217,446	93,763	(123,683)	(56.9%)	191,549
Proceeds from long-term loans	32,029	90,218	58,189	181.7%	184,307
Proceeds from short-term loans	185,417	3,545	(181,872)	(98.1%)	7,241
Loans from related parties	35,228	190,872	155,644	441.8%	389,933
Loan Payments	(50,941)	(233,731)	(182,791)	(358.8%)	(477,490)
Payments of finance lease liabilities	(6,613)	(5,294)	1,319	19.9%	(10,814)
Repayment of loans to related parties	(34,110)	(52,300)	(18,190)	(53.3%)	(106,843)
dividends paid	(363,622)	(327,863)	35,759	9.8%	(669,792)
interest paid	(85,413)	(101,856)	(16,443)	(19.3%)	(208,082)
Other inflows (outflows) of cash	(5,423)	(8,378)	(2,954)	(54.5%)	(17,115)

Net cash flows from (used in) financing activities	(293,448)	(444,787)	(151,339)	(51.6%)	(908,656)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(83,434)	(268,803)	(185,369)	(222.2%)	(549,138)

Effects of changes in the exchange rate on cash and cash equivalents
Effects of changes in the exchange rate on cash and cash equivalents	31,628	(5,180)	(36,808)	(116.4%)	(10,582)
Increase (decrease) in cash and cash equivalents	(51,806)	(273,983)	(222,177)	(428.9%)	(559,720)
Cash and cash equivalents at beginning of period	333,270	421,282	88,012	26.4%	860,638
Cash and cash equivalents at end of period	281,464	147,299	(134,165)	(47.7%)	300,918

The company generated a net negative cash flow of Ch$ 268,803 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 347,110 million, representing a 9.5% decrease compared to September 2011. This cash flow comprised mainly cash receipts from sales of goods and services of Ch$ 1,923,866 million, offset by goods and services payments of Ch$ 1,216,626 million, and tax payments of Ch$ 160,047 million.

Investing activities generated a negative flow of Ch$ 171,126 million, mainly resulting from acquisitions of property, plant and equipment for Ch$ 173,558 million.

Financing activities generated a negative flow of Ch$ 444,787 million. This was mainly generated by dividends paid for Ch$ 327,863 million, interest payments for Ch$ 101,856 million, and loan repayments and financial leasing for Ch$ 291,325 million, partially offset by the collection of loans to related companies and third parties for Ch$ 284,636 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Foreign Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012
Argentina	1,294	0	0	0	0	0	0	0	1,294	0
Peru	0	0	39,756	31,289	0	0	0	0	39,756	31,289
Brazil	0	0	93,067	0	0	0	0	0	93,067	0
Colombia	0	0	11,831	60,546	0	0	0	0	11,831	60,546
Others*	4,094	1,746	0	0	0	0	0	11,000	4,094	12,746
Total	5,387	1,746	144,654	91,835	0	0	0	11,000	150,041	104,582
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	9M 2011	9M 2012	9M 2012	9M 2011	9M 2012	9M 2012
Endesa Chile	99,122	49,759	101,653	35,815	36,697	74,968
Endesa Eco	2,088	1,526	3,117	5,320	5,443	11,120
Pehuenche	207	368	752	6,399	6,397	13,068
San Isidro	5,474	4,470	9,132	6,484	7,594	15,514
Pangue	169	67	137	2,906	1,291	2,637
Celta	1,078	3,768	7,698	2,098	2,117	4,325
Enigesa	11	38	78	200	89	182
Ingendesa	-	-	-	65	16	33
Túnel El Melón	27	139	284	39	39	80
EASA	18,097	13,296	27,162	11,959	17,611	35,978
Emgesa	64,485	86,502	176,715	25,421	28,314	57,843
Generandes Perú	4,748	10,567	21,587	26,112	29,055	59,356
Transquillota	909	31	63	249	258	527
Hidroaysén	3,785	1,823	3,724	36	33	67
Gas Atacama	582	1,204	2,460	4,086	4,153	8,484
Total	196,996	173,558	354,562	126,758	138,311	282,556

Argentina

Operating income decreased from Ch$ 26,428 million in September 2011 to Ch$ 3,813 million in September 2012, resulting mainly from a decrease of 15.5% in operating revenues due to a 15.9% decline in average  energy sales price denominated in pesos. This result was partially offset by a decrease of Ch$ 44,355 million in procurement and services, mainly due to the lower fuel costs of Ch$ 39,397 million related to the lower thermal generation of the period.

EBITDA from operations in Argentina totaled Ch$ 21,423 million, 44.2% lower when compared to September 2011.

Table 10

	(Million Ch$)				(Thousand US$)
Argentina	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	341,313	288,497	(52,816)	(15.5%)	589,370
Procurements and Services	(283,950)	(239,595)	44,355	15.6%	(489,468)
Contribution Margin	57,363	48,902	(8,461)	(14.7%)	99,902
Other Costs	(18,976)	(27,479)	(8,503)	(44.8%)	(56,137)
Gross Operating Income (EBITDA)	38,387	21,423	(16,964)	(44.2%)	43,766
Depreciation and Amortization	(11,959)	(17,611)	(5,651)	(47.3%)	(35,977)
Operating Income	26,428	3,813	(22,615)	(85.6%)	7,789
EBITDA Margin	11.2%	7.4%
Operating Margin	7.7%	1.3%

Table 10.1
Argentina	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	8,793	8,914	121	1.4%
GWh Sold	9,237	9,290	53	0.6%
Market Share *	10.5%	10.2%	(0.30) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 5.5% decrease in Chilean pesos as of September 2012, when compared to September 2011.

Endesa Costanera

Operating income moved from a gain of Ch$ 9,930 million as of September 2011 to a loss of Ch$ 18,279 million as of September 2012, reflecting primarily a decline of 19.1% in revenues due to lower physical energy sales and lower average energy sales prices, coupled with higher payroll expenses of Ch$ 3,488 million mainly due to union negotiations and increased staffing. This was partially offset by Ch$ 39,397 million of lower fuel costs and Ch$ 3,433 million of lower transportation costs.

Table 10.2
Endesa Costanera	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	306,738	248,232	(58,507)	(19.1%)	507,113
Procurements and Services	(271,307)	(229,009)	42,297	15.6%	(467,843)
Contribution Margin	35,432	19,222	(16,209)	(45.7%)	39,269
Other Costs	(15,637)	(21,878)	(6,242)	(39.9%)	(44,695)
Gross Operating Income (EBITDA)	19,795	(2,656)	(22,451)	(113.4%)	(5,426)
Depreciation and Amortization	(9,865)	(15,624)	(5,759)	(58.4%)	(31,917)
Operating Income	9,930	(18,279)	(28,210)	(284.1%)	(37,343)
Figures may differ from those accounted under Argentine GAAP.

Table 10.3
Endesa Costanera	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	7,090	6,573	(517)	(7.3%)
GWh Sold	7,158	6,686	(471)	(6.6%)
Market Share *	8.2%	7.4%	(0.79) pp.
(*): As a percentage of total sales of the system

El Chocón

Operating income reached Ch$ 22,301 million, increasing by 34.9% when compared to September 2011. This growth was mainly explained by a 16.4% increase in operating revenues, which totaled Ch$ 40,384 million, as a result of higher physical sales in the spot market. The latter reflected a 37.5% increase in hydroelectric generation of the period and also allowed in turn lower energy purchases costs of Ch$ 1,668 million.

Table 10.4
El Chocón	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	34,696	40,384	5,688	16.4%	82,501
Procurements and Services	(12,643)	(10,585)	2,058	16.3%	(21,625)
Contribution Margin	22,053	29,799	7,746	35.1%	60,876
Other Costs	(3,425)	(5,510)	(2,085)	(60.9%)	(11,257)
Gross Operating Income (EBITDA)	18,627	24,289	5,661	30.4%	49,619
Depreciation and Amortization	(2,095)	(1,987)	107	5.1%	(4,060)
Operating Income	16,533	22,301	5,768	34.9%	45,560
Figures may differ from those accounted under Argentine GAAP.

Table 10.5
El Chocón	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	1,703	2,341	638	37.5%
GWh Sold	2,079	2,603	524	25.2%
Market Share *	2.4%	2.9%	0.50 pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Energy demand as of September 2012 was 90,838 GWh, representing a 3.5% increase compared to the same period of 2011 (87,769 GWh).

Market Risk Analysis

•         Hydrological Situation: As of September 30, 2012, El Chocón reservoir marked a depth of 375.9 m. above sea level (asl) (equivalent to 844 GWh stored, 53% of the reservoir’s capacity), which is below the 1,146 m.asl recorded in the same month of 2011. The water flows in Comahue basin averaged around 69% of the historic average during the first nine months of 2012.

•         Market prices in Argentina are limited to Ar$120 per MWh in accordance with Resolution SE-240 of 2003. The average market price as of September 2012 was Ar$119.8 per MWh (approx. US$ 26.7 per MWh).

Investments

•         Since 2010, Endesa Costanera has focused on obtaining resources from local authorities, in order to improve the operation of its steam turbines of the Costanera plant. Accordingly, a technical improvement assessment and an economic evaluation were developed. In May 2012, both the offer and the proposal of Endesa Costanera were sent to the Secretariat of Energy. On September 23, a memorandum of understanding with the Secretariat of Energy was signed in order to carry out works to improve the generation facilities, and both parts are currently working on the contract for implementing this agreement. Moreover, the company continues to work with the winning bidder preparing the final technical document and also evaluating a draft contract. With this initiative and others that are currently being developed, Endesa Costanera will contribute significantly to ensure the energy supply in the central area of Buenos Aires.

Chile

Although physical energy sales grew by 1.8% due to higher hydro generation, operating income in Chile decreased from Ch$ 250,351 million as of September 2011 to Ch$ 133,421 million as of September 2012. This was due to lower operating revenues of Ch$ 99,773 million explained by a decline of 14.7% in average energy sales price expressed in Chilean pesos.

Even though energy purchases costs decreased by Ch$ 29,344 million due to lower physical purchases in the spot market, procurement and services costs grew by 2.7% due to higher fuel costs of Ch$ 33,524 million, and higher transportation costs of Ch$ 16,306 million recorded primarily during the first quarter of 2012 due to higher toll costs.

The aforementioned led to an EBITDA, or gross operating result, of the Chilean business of Ch$ 198,660 million as of September 2012, representing a 37.9% decrease compared to the same period of previous year.

Table 11

	(Million Ch$)				(Thousand US$)
Chile	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	922,957	823,185	(99,773)	(10.8%)	1,681,685
Procurements and Services	(529,545)	(543,823)	(14,277)	(2.7%)	(1,110,975)
Contribution Margin	393,412	279,362	(114,050)	(29.0%)	570,709
Other Costs	(73,591)	(80,702)	(7,111)	(9.7%)	(164,866)
Gross Operating Income (EBITDA)	319,821	198,660	(121,161)	(37.9%)	405,843
Depreciation and Amortization	(69,471)	(65,239)	4,232	6.1%	(133,276)
Operating Income	250,351	133,421	(116,929)	(46.7%)	272,567
EBITDA Margin	34.7%	24.1%
Operating Margin	27.1%	16.2%

Table 11.1
Chile	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	14,499	15,296	797	5.5%
GWh Sold	15,697	15,981	284	1.8%
Market Share *	36.4%	35.1%	(1.35) pp.
(*): As a percentage of total sales of the system

Most important changes in the market

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) were 45,574 GWh as of September 2012, representing a 5.9% growth compared to 2011.

Market risk analysis

•         From April to September 2012, the hydrological situation showed a 78.4% surplus probability of affluent energy, which places it as a dry year (74.1% surplus probability of affluent energy in the same period of 2011).

•         The average spot energy price on the SIC for the first nine months of 2012, measured at Alto Jahuel 220 kV, decreased by 0.9% when compared to same period of 2011, moving from US$ 192.3 per MWh to US$ 190.5 per MWh.

•         On October 1st , 2012, reservoir levels accumulated approximately 2,191 GWh of energy equivalent, showing an 18% decrease compared to October 1st , 2011, (473 GWh less). With respect to the maximum energy storage, the system’s reservoirs level is in the range of 20%.

Investments

•         Regarding Bocamina II plant in the Bio Bio Region in Chile, on June 15, 2012, the Supreme Court reviewed the appeal for protection submitted by fishermen of the area and ruled that the amendments to the RCA cannot be processed through a DIA (optimization project from 350 MW to 370 MW) and must be done through an EIA (Environmental Impact Study). The company is working on the new EIA and estimates that a first version will be ready for review in December 2012. Additionally, on October 29, 2012, the Bocamina II plant started commercial operations.

•         Among the projects that Endesa Chile is studying, is the HidroAysen project. The project consists in the construction of a hydroelectric complex of 2,750 MW, whose average generation would reach 18,430 GWh-year. The Aysén Region Environmental Evaluation Committee approved the project’s environmental impact assessment on May 9, 2011. Different environmental organizations presented seven appeals for protection against the Environmental Evaluation Committee, in front of which Puerto Montt’s Court of Appeals ruled in favor of HidroAysen, rejecting all appeals for protection presented on October 6, 2011. However, environmental groups claimed that ruling to the Supreme Court, which ultimately upheld the first instance on April 4, 2012. The administrative procedure will be completed within the next few months with resolution of the Committee of Ministers on complaints to the Environmental Qualification Resolution submitted by the evaluation process participants.

•         In parallel, however, the Commission is preparing the Environmental Impact Study of the Aysén Transmission System, which is designed to transport the energy generated by the hydroelectric complex up to the country’s Central Interconnected Grid (SIC). On May 30, 2012, Colbún S.A., Endesa Chile’s partner in HidroAysén, reported as a significant event to the Superintendency of Securities and Insurance the agreement of its Board to recommend to postpone indefinitely the Aysen Transmission System EIA entry. Considering this fact, Endesa Chile’s Board of Directors requested the convening of a board meeting of HidroAysén for it to rule regarding this recommendation. In session made on June 21, 2012, the Board of HidroAysén agreed to further analyze the recommendation of Colbún, entrusting the executive management of the company to take the actions necessary to preserve the value of the project, both in the generation as in the transmission scope. On September 30, 2012, the Executive sent to Congress the law project regulating the “electric highway”, with the aim of providing greater certainty and easiness for obtaining permits for the development of transmission projects of public interest.

Colombia

Reflecting a 47.3% growth, operating income from our operations in Colombia reached Ch$ 256,984 million as of September 2012, mainly as a result of the one-time effect of the equity tax reform promoted by the Government of Colombia which implied booking during the first quarter of 2011 a total amount of Ch$43,295 million.

Additionally, higher operating income was explained by an 18.0% growth in total revenues resulting from an 11.4% increase in physical sales related to a higher hydro generation, and a 6.1% increase in the average energy sales price in pesos. This was partially offset by higher energy purchases costs of Ch$ 7,078 million due to higher prices in the spot market, and higher fuel costs of Ch$ 5,874 million.

EBITDA, or gross operating income, in Colombia increased by 42.7% over the first nine months of 2011, reaching a total of Ch$ 286,103 million as of September 2012.

Table 12

	(Million Ch$)				(Thousand US$)
Colombia	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	365,880	431,805	65,925	18.0%	882,135
Procurements and Services	(101,280)	(120,970)	(19,690)	(19.4%)	(247,129)
Contribution Margin	264,601	310,836	46,235	17.5%	635,006
Other Costs	(64,042)	(24,733)	39,309	61.4%	(50,527)
Gross Operating Income (EBITDA)	200,559	286,103	85,544	42.7%	584,479
Depreciation and Amortization	(26,103)	(29,118)	(3,016)	(11.6%)	(59,486)
Operating Income	174,456	256,984	82,528	47.3%	524,993
EBITDA Margin	54.8%	66.3%
Operating Margin	47.7%	59.5%

Table 12.1
Colombia	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	8,616	10,249	1,633	19.0%
GWh Sold	11,041	12,305	1,263	11.4%
Market Share *	18.6%	19.4%	0.81 pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 4.8% increase in Chilean pesos as of September 2012, when compared to September 2011.

Most important changes in the market

•         Accumulated demand for the first nine months of 2012 was 44,270 GWh, which represents an increase of 3.9% compared to the same period of 2011 (42,600 GWh).

Market risk analysis

•         In the third quarter of 2012, the contributions of the SIN were 90.8% with respect to the historic average (normal-dry); those of Guavio were 103% (normal), those of Betania were 86% (semi dry) and those of the power plants of the Bogotá River chain were 147% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was at 91.0% of its maximum capacity at September 30, 2012, equivalent to 1,908 GWh (96 GWh below the level at the same date in 2011).

•         Spot price: The average monomic exchange price for the third quarter 2012 was Col$ 134.7 per kWh (approx. US$ 74.5 per MWh), which represents a 70% increase when compared to the same period of the previous year (Col$ 78.9 per kWh).

Investments

  In Colombia, in the department of Huila, El Quimbo hydroelectric plant of Emgesa is being constructed, with an installed capacity of 400 MW and with the obligation to supply energy of up to 1,650 GWh/year. The contract has a 20-year term, starting in December 2014. In September 2012, the connection contract between Empresa de Energía de Bogotá (EEB) and Emgesa was signed, pursuant to the requirement set by the regulator Mining and Energy Planning Unit (UPME), who awarded EEB the works of substations Alférez and El Quimbo, with their respective connection lines. On August 16, 2012, Emgesa signed an agreement with the Contractor CIO (Consorcio Impregilo-OHL).

Peru

Even though operating revenues increased by 21.1% due to a 18.3% rise in average energy sales price and a 2.0% increase in physical sales, operating income totaled Ch$ 75,166 million as of September 2012, or a 5.4% decrease when compared to the same period of previous year. This was mainly explained by the one-time effect on payroll expenses recorded in June 2011, which meant to reclassify a provision of profit sharing for workers, creating a one-time benefit on payroll expenses of Ch$ 13,544 million. Additionally, there were higher energy purchases costs of Ch$ 9,415 million as of September 2012 due to increased physical purchases in the spot market, and higher fuel costs of Ch$ 8,211 million partly due to increased diesel generation as a result of maintenances made to dual gas units.

EBITDA, or gross operating income, in Peru, amounted to Ch$ 104,321 million as of September 2012, representing a 1.3% decline when compared to the first nine months of 2011.

Table 13

	(Million Ch$)				(Thousand US$)
Peru	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	174,349	211,135	36,785	21.1%	431,327
Procurements and Services	(63,001)	(84,824)	(21,823)	(34.6%)	(173,287)
Contribution Margin	111,348	126,311	14,963	13.4%	258,040
Other Costs	(5,700)	(21,989)	(16,289)	(285.8%)	(44,922)
Gross Operating Income (EBITDA)	105,648	104,321	(1,326)	(1.3%)	213,118
Depreciation and Amortization	(26,221)	(29,155)	(2,934)	(11.2%)	(59,561)
Operating Income	79,427	75,166	(4,261)	(5.4%)	153,557
EBITDA Margin	60.6%	49.4%
Operating Margin	45.6%	35.6%

Table 13.1
Peru	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	6,775	6,572	(204)	(3.0%)
GWh Sold	7,021	7,162	141	2.0%
Market Share *	29.5%	28.6%	(0.91) pp.
(*): As a percentage of total sales of the system

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 7.5% increase in Chilean pesos as of September 2012, when compared to September 2011.

Most important changes in the market

•         Energy demand as of September 2012 was 25,012 GWh, representing a 5.3% increase compared to the same period of 2011 (23,763 GWh).

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of September 2012 was approximately 180.1 million m3, which represents 63.4% of total capacity (6.6% below the level at the same date in 2011). From July to September 2012, flows in the Rimac basin were 131% with respect to the historic average (humid). In this period, the Tulumayo river maintained flows that were 114% (humid) and the Tarma river were 107% (normal-humid) compared to the historic average.

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 358,790 million, 14.8% lower than the Ch$ 420,987 million reported in the same period of 2011.

Table 14
Endesa Brasil	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Sales	1,460,357	1,464,144	3,786	0.3%	2,991,100
Other operating income	142,014	117,580	(24,434)	(17.2%)	240,204
Total Revenues	1,602,371	1,581,723	(20,648)	(1.3%)	3,231,304
Procurements and Services	(914,674)	(936,116)	(21,442)	(2.3%)	(1,912,392)
Contribution Margin	687,697	645,608	(42,090)	(6.1%)	1,318,912
Other Costs	(186,769)	(180,118)	6,651	3.6%	(367,963)
Gross Operating Income (EBITDA)	500,928	465,490	(35,438)	(7.1%)	950,949
Depreciation and Amortization	(92,664)	(90,206)	2,458	2.7%	(184,282)
Reversal of impairment profit (impairment loss) recognized in profit or loss	12,723	(16,493)	(29,216)	(229.6%)	(33,694)
Operating Income	420,987	358,790	(62,196)	(14.8%)	732,973
Net Financial Income	(43,681)	(66,325)	(22,644)	(51.8%)	(135,495)
Financial income	99,981	79,940	(20,041)	(20.0%)	163,310
Financial expenses	(149,171)	(144,769)	4,403	3.0%	(295,748)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	5,510	(1,496)	(7,006)	(127.2%)	(3,057)
Gains	16,085	3,111	(12,974)	(80.7%)	6,355
Losses	(10,576)	(4,607)	5,968	56.4%	(9,412)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	0	0		0
Net Income from Sales of Assets	-	2,032	2,032		4,152
Net Income before Taxes	377,306	294,498	(82,808)	(21.9%)	601,630
Income Tax	(85,916)	(64,650)	21,266	24.8%	(132,074)
NET INCOME	291,390	229,848	(61,542)	(21.1%)	469,556
Net Income Attributable to Owners of the Company	208,569	171,087	(37,483)	(18.0%)	349,513
Net Income Attributable to Minority Interest	82,821	58,761	(24,060)	(29.1%)	120,043

Generation

In Brazil, the operating result of our subsidaries amounted to Ch$ 129,182 million, 22.5% lower than for the same period of 2011, when operating results amounted to Ch$ 166,757 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 71,741 million, 17.2% higher than for 9M 2011. This is mainly explained by 19.5% of higher energy sales revenues, reaching Ch$ 108,176 million and 3,178 GWh sold, and higher average sale price of 7.1%. This was partially offset by an increase in energy purchases costs of Ch$ 7,171 million.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 15
Cachoeira	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	90,531	108,192	17,661	19.5%	221,026
Procurements and Services	(19,653)	(27,459)	(7,806)	(39.7%)	(56,097)
Contribution Margin	70,878	80,733	9,855	13.9%	164,929
Other Costs	(4,084)	(4,305)	(221)	(5.4%)	(8,795)
Gross Operating Income (EBITDA)	66,794	76,428	9,633	14.4%	156,134
Depreciation and Amortization	(5,595)	(4,687)	908	16.2%	(9,575)
Operating Income	61,199	71,741	10,542	17.2%	146,559
Figures may differ from those accounted under Brazilian GAAP.

Table 15.1
Cachoeira	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	2,047	2,755	708	34.6%
GWh Sold	2,849	3,178	329	11.6%
Market Share *	0.9%	1.0%	0.1 pp.
(*): As a percentage of total sales of the system

Fortaleza (CGTF)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 32,880 million, evidencing a 17.2% decrease as compared to the same period of the previous year. This is mainly explained by an increase in energy purchases costs of 106.1%, due to a 155.6% increase in average energy purchase price. This was  partially offset by a decrease in other operating costs of Ch$ 9,281, a 144.0% lower when compared to 9M 2011.

Physical sales of the period reached 2,124 GWh, 5.5% more than the same period of last year.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 16
Fortaleza	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	98,999	97,422	(1,577)	(1.6%)	199,024
Procurements and Services	(48,573)	(53,809)	(5,236)	(10.8%)	(109,926)
Contribution Margin	50,427	43,614	(6,813)	(13.5%)	89,098
Other Costs	(4,583)	(5,549)	(966)	(21.1%)	(11,335)
Gross Operating Income (EBITDA)	45,844	38,065	(7,779)	(17.0%)	77,763
Depreciation and Amortization	(6,120)	(5,185)	936	15.3%	(10,592)
Operating Income	39,723	32,880	(6,843)	(17.2%)	67,171
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Fortaleza	9M 2011	9M 2012	Var 2012 - 2011	Chg %
GWh Produced	348	789	441	126.7%
GWh Sold	2,012	2,124	112	5.5%
Market Share *	0.6%	0.6%	(0.0) pp.
(*): As a percentage of total sales of the system

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 41,533 million, reaching Ch$ 27,098 million. This is explained because 2011 results were positively impacted by a provision reversal for accounts receivable considered not recoverable for Ch$20.936 million and another one, amounting to Ch$27.827 million, corresponding to sales tax that does not apply in 2012.

Operating revenues increased by Ch$ 14,255 million, due to the fully registration of toll charges during this year (RAP – Permitted Annual Remuneration) of Ch$ 53,115 million, whereas 2011 figures only include this item since the end of April.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 17
Cien (*)	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	38,860	53,115	14,255	36.7%	108,508
Procurements and Services	21,116	(8,680)	(29,796)	(141.1%)	(17,733)
Contribution Margin	59,975	44,434	(15,541)	(25.9%)	90,774
Other Costs	(4,362)	(6,381)	(2,019)	(46.3%)	(13,036)
Gross Operating Income (EBITDA)	55,614	38,053	(17,561)	(31.6%)	77,738
Depreciation and Amortization	(7,919)	(10,955)	(3,036)	(38.3%)	(22,380)
Reversal of impairment profit (impairment loss) recognized in profit or loss	20,936	-	(20,936)	(100.0%)	-
Operating Income	68,631	27,098	(41,533)	(60.5%)	55,359
Figures may differ from those accounted under Brazilian GAAP. (*) Cien includes CTM and TESA

Distribution

In Brazil, the operating result of our distribution subsidiaries amounted to Ch$ 231,067 million, which is 11.1% lower than that obtained in the same period of the previous year.

Ampla

Ampla’s operating income amounted to Ch$ 118,731 million, which compared to previous year,  represents a decrease of 7.5%.  This lower result is mostly due to lower energy sales revenues of Ch$ 12,053 million and higher transportation costs of Ch$ 29,329 million. This was partially offset by Ch$ 19,176 million reduction in energy purchases costs and Ch$ 25,923 million in other operating costs.

Physical sales grew by 4.2%, reaching 7,943 GWh. Energy losses dropped by 0.4 p.p., going from 19.8% to 19.4%.  The number of Ampla’s clients increased by 70 thousand, thus exceeding 2.69 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 18
Ampla	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	829,718	802,983	(26,735)	(3.2%)	1,640,415
Procurements and Services	(555,716)	(539,945)	15,770	2.8%	(1,103,055)
Contribution Margin	274,003	263,038	(10,965)	(4.0%)	537,360
Other Costs	(98,219)	(87,394)	10,825	11.0%	(178,537)
Gross Operating Income (EBITDA)	175,783	175,644	(139)	(0.1%)	358,824
Depreciation and Amortization	(42,547)	(44,893)	(2,346)	(5.5%)	(91,713)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(4,904)	(12,020)	(7,116)	(145.1%)	(24,556)
Operating Income	128,332	118,731	(9,601)	(7.5%)	242,555
Figures may differ from those accounted under Brazilian GAAP.
Table 18.1
Ampla	9M 2011	9M 2012	Var 2012 - 2011	Chg %
Customers (Th)	2,621	2,691	70	2.7%
GWh Sold	7,627	7,943	317	4.2%
Clients/Employee	2,197	2,312	115	5.2%
Energy Losses %	19.8%	19.4%	(0.30) pp.

Coelce

Coelce’s operating income decreased by 14.7% reaching Ch$ 112,336 million. This  performance is mostly due to a Ch$ 15,612 million decrease in energy sales revenues, due to a 12.1% reduction in average sale price as a consequence of the tariff revision process, and Ch$11,254 million increase in energy purchases costs. This was partially offset by lower Other operating costs of Ch$ 25,452 million, a 18,6% reduction compared to same period of last year.

Physical sales increased by 10.6%, amounting to 7,265 GWh.  Energy losses increased by 0.4 p.p. up to 12.4%.  Coelce’s number of clients expanded by 121 thousand, reaching 3.3 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.4% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 19
Coelce	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2012 - 2011	Chg %	9M 2012
Operating Revenues	641,796	607,406	(34,390)	(5.4%)	1,240,871
Procurements and Services	(409,831)	(395,675)	14,155	3.5%	(808,326)
Contribution Margin	231,966	211,731	(20,234)	(8.7%)	432,546
Other Costs	(66,826)	(70,687)	(3,861)	(5.8%)	(144,406)
Gross Operating Income (EBITDA)	165,140	141,044	(24,096)	(14.6%)	288,140
Depreciation and Amortization	(30,212)	(24,235)	5,977	19.8%	(49,510)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(3,309)	(4,473)	(1,164)	(35.2%)	(9,138)
Operating Income	131,619	112,336	(19,282)	(14.7%)	229,492
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Coelce	9M 2011	9M 2012	Var 2012 - 2011	Chg %
Customers (Th)	3,190	3,311	121	3.8%
GWh Sold	6,566	7,265	699	10.6%
Clients/Employee	2,468	2,551	83	3.4%
Energy Losses %	12.0%	12.4%	0.40 pp.

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  Comply with the rules of good corporate governance.

➢  Comply strictly with all Endesa Chile’s regulations.

➢  The Group’s risk committee is the organism responsible for defining, approving and updating the basic principles for motivating actions relating to risk.

➢  Risk governance is organized operationally through the functions of risk control and risk management, each independent of the other.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

hd

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  The limits of the businesses are ratified by the Group’s risks committee.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 69% as of September 2012 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with the firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and high volatility in oil prices, the company is constantly checking the advisability of taking hedges of Brent price. As of September 30, 2012, there are no existing hedges and hedges contracted in the past have been sporadic and for insignificant amounts. In the future the company can use these tools if it is convenient.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of September 30, 2012, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 147,299 million, and Ch$ 189,480 million in long term committed credit facilities. As of December 31, 2011, the company’s liquidity was Ch$ 421,282 million in cash and cash equivalents and Ch$ 199,892 million in long term committed credit facilities.

Credit Risk

•        Commercial account receivables

The credit risk on accounts receivable from commercial activities, has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, so that all transactions are made with investment grade rating entities.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

The value-at-risk positions have evolved during the first nine months of 2012 and year 2011 as a function of the start/maturity of the operations over each period.

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could lead to the prepayment of the syndicated loan. In addition, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars, and expropriation of assets, among others, could cause the declaration of acceleration of this credit.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

Finally, in the case of Endesa Chile local bonds, the prepayment of this debt is triggered only by the Issuer default.

There are no loan-agreement clauses by which changes in the corporate or debt rating of these companies by the credit-rating agencies produces the obligation to prepay debt.  However, a change in local risk rating by the agencies Feller Rate or Fitch Ratings Chile may produce a change in the applicable margin to determine the interest rate on local committed credit lines subscribed in 2009.

Sustainability and the Environment

As part of its commitment to Sustainable Business Development (DSE), Endesa Chile prepared the Sustainability Report 2011, the tenth report of the company in accordance with international guidelines established by the Global Reporting Initiative (GRI), using the third version of the guide for preparation of Sustainability Reports in its third version (GRI-G3.1) and incorporating the indicators in the electricity sector supplement. This report was submitted to external verification by the auditing firm KPMG, and obtained the maximum qualification for its level of application from the GRI, i.e. A+. The document was distributed to the company’s principal stakeholders and published on its web site in both Spanish and English.

In August 2012, the results of the VIII National Ranking of Corporate Social Responsibility were disclosed, which are annually produced by PROhumana Foundation, Que Pasa magazine and the CPC. Endesa Chile was recognized among the most socially responsible companies in Chile, ranking seventh and being four positions ahead its performance in 2011.

On July 7, 2012, the Health Regional Secretariat of the Valparaíso Region performed an audit to evaluate the plan of hazardous waste management, chemicals management and risk prevention systems associated to the Quintero thermal plant. The health authority ratified a legal compliance.

In August and September, two audits were conducted at company plants, corresponding to those made to the San Isidro thermal plant to verify compliance with the D.S. N ° 61 regarding air pollutant measuring stations in the air quality monitoring network, and the Canela wind farm to inspect the wineries of temporary collection of waste, the wineries of the hazardous inputs and gas supplies. Their results were that there were no relevant findings, and that the facilities are within the standard of the law.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of September 2011 and 2012 is detailed below:

Table 20
	9M 2011			9M 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	306,738	(296,808)	9,930	248,232	(266,511)	(18,279)
Chocón	34,696	(18,163)	16,533	40,384	(18,083)	22,301
Investment Vehicles in Argentina	-	(35)	(35)	-	(209)	(209)
Edegel	174,349	(94,801)	79,549	211,135	(135,856)	75,279
Investment Vehicles in Peru	-	(122)	(122)	(0)	(112)	(112)
Emgesa	365,899	(191,486)	174,413	431,825	(174,855)	256,969
Investment Vehicles in Colombia	(19)	62	43	(20)	34	15
Consolidation Foreign Subsidiaries Adjustments	(642)	642	-	(656)	656	-
Endesa Chile and Chilean subsidiaries	922,957	(672,607)	250,351	823,185	(689,763)	133,421
Total Consolidation	1,803,980	(1,273,318)	530,662	1,754,084	(1,284,699)	469,384

Table 20.1
	9M 2012
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	507,113	(544,456)	(37,343)
Chocón	82,501	(36,941)	45,560
Investment Vehicles in Argentina	-	(428)	(428)
Edegel	431,327	(277,540)	153,787
Investment Vehicles in Peru	(0)	(230)	(230)
Emgesa	882,175	(357,212)	524,963
Investment Vehicles in Colombia	(40)	70	30
Consolidation Foreign Subsidiaries Adjustments	(1,341)	1,341	-
Endesa Chile and Chilean subsidiaries	1,681,685	(1,409,118)	272,567
Total Consolidation	3,583,419	(2,624,514)	958,906

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

MAIN PHYSICAL FIGURES OF CHILEAN COMPANIES

Table 21
9M 2012	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	12,608.8	1,803.8	14,412.7	883.3	15,295.9
Hydro generation	6,849.5	1,803.8	8,653.4	-	8,653.4
Thermo generation	5,646.1	-	5,646.1	883.3	6,529.4
Wind generation	113.2	-	113.2	-	113.2
Purchases	5,667.4	163.6	996.2	166.6	1,162.8
Purchases to related companies	4,834.7	-	4,834.7	-	4,834.7
Purchases to other generators	9.6	-	9.6	-	9.6
Purchases at spot	823.1	163.6	986.7	166.6	1,153.2
Transmission losses, pump and other consumption	464.0	6.6	470.5	7.8	478.3
Total electricity sales	17,812.8	1,960.9	14,938.9	1,042.0	15,980.9
Sales at regulated prices	10,359.5	-	10,359.5	-	10,359.5
Sales at unregulated prices	3,574.9	238.5	3,813.4	964.6	4,778.0
Sales at spot marginal cost	553.6	212.4	766.0	77.4	843.4
Sales to related companies generators	3,324.8	1,510.0	4,834.8	-	4,834.8
TOTAL SALES OF THE SYSTEM	34,598.1	34,598.1	34,598.1	10,975.7	45,573.8
Market Share on total sales (%)	41.9%	1.3%	43.2%	9.5%	35.1%

9M 2011	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	11,304.2	1,697.7	13,001.9	1,496.9	14,498.8
Hydro generation	6,020.1	1,697.7	7,717.8	-	7,717.8
Thermo generation	5,186.2	-	5,186.2	1,496.9	6,683.1
Wind generation	97.9	-	97.9	-	97.9
Purchases	5,421.8	221.2	927.6	586.0	1,513.6
Purchases to related companies	4,715.4	-	4,715.4	-	4,715.4
Purchases to other generators	76.6	-	76.6	-	76.6
Purchases at spot	629.9	221.2	851.0	586.0	1,437.0
Transmission losses, pump and other consumption	281.8	4.7	286.5	29.5	316.0
Total electricity sales	16,444.2	1,914.1	13,643.5	2,053.4	15,697.0
Sales at regulated prices	9,466.9	4.2	9,471.1	585.1	10,056.2
Sales at unregulated prices	3,445.2	173.3	3,618.5	1,427.1	5,045.6
Sales at spot marginal cost	323.9	230.1	554.0	41.2	595.2
Sales to related companies generators	3,208.3	1,506.5	4,714.8	-	4,714.8
TOTAL SALES OF THE SYSTEM	32,519.0	32,519.0	32,519.0	10,591.5	43,110.5
Market Share on total sales (%)	40.7%	1.3%	42.0%	19.4%	36.4%
(*) Subsidiaries Non Registred in the Superintendency of Securities and Insurance.

MAIN PHYSICAL FIGURES OF CONSOLIDATED COMPANIES

Table 22
9M 2012	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	6,573.0	2,341.0	8,914.1	15,295.9	10,248.5	6,571.5	25,734.1	41,030.0
Hydro generation	-	2,341.0	2,341.0	8,653.4	9,863.4	3,410.3	15,614.7	24,268.1
Thermo generation	6,573.0	-	6,573.0	6,529.4	385.1	3,161.2	10,119.3	16,648.7
Wind generation	-	-	-	113.2	-	-	-	113.2
Purchases	173.7	262.1	435.9	1,162.8	2,156.4	717.9	3,310.2	4,473.0
Purchases to related companies	-	-	-	4,834.7	-	-	-	4,834.7
Purchases to other generators	-	-	-	9.6	162.6	-	162.6	172.1
Purchases at spot	173.7	262.1	435.9	1,153.2	1,993.9	717.9	3,147.7	4,300.9
Transmission losses, pump and other consumption	60.3	-	60.3	478.3	100.2	127.4	287.9	766.2
Total electricity sales	6,686.5	2,603.2	9,289.7	15,980.9	12,304.7	7,162.0	28,756.4	44,737.3
Sales at regulated prices	-	-	-	10,359.5	6,514.6	4,671.4	11,186.0	21,545.4
Sales at unregulated prices	617.9	979.1	1,597.0	4,778.0	2,268.8	2,131.1	5,996.9	10,774.9
Sales at spot marginal cost	6,068.6	1,624.1	7,692.7	843.4	3,521.3	359.6	11,573.5	12,416.9
Sales to related companies generators	-	-	-	4,834.8	-	-	-	4,834.8
TOTAL SALES OF THE SYSTEM	90,837.5	90,837.5	90,837.5	45,573.8	63,501.6	25,011.7	-	-
Market Share on total sales (%)	7.4%	2.9%	10.2%	35.1%	19.4%	28.6%	-	-

9M 2011	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	7,090.5	1,702.6	8,793.1	14,498.8	8,615.7	6,775.4	24,184.1	38,682.9
Hydro generation	-	1,702.6	1,702.6	7,717.8	8,233.9	3,476.2	13,412.8	21,130.5
Thermo generation	7,090.5	-	7,090.5	6,683.1	381.8	3,299.1	10,771.4	17,454.4
Wind generation	-	-	-	97.9	-	-	-	97.9
Purchases	136.5	376.6	513.1	1,513.6	2,524.6	376.9	3,414.6	4,928.2
Purchases to related companies	-	-	-	4,715.4	-	-	-	4,715.4
Purchases to other generators	-	-	-	76.6	432.7	-	432.7	509.3
Purchases at spot	136.5	376.6	513.1	1,437.0	2,091.9	376.9	2,981.9	4,419.0
Transmission losses, pump and other consumption	69.2	-	69.2	316.0	98.8	131.7	299.8	615.8
Total electricity sales	7,157.7	2,079.2	9,237.0	15,697.0	11,041.4	7,020.6	27,299.0	42,995.9
Sales at regulated prices	-	-	-	10,056.2	5,655.9	4,566.8	10,222.7	20,278.9
Sales at unregulated prices	540.6	1,052.8	1,593.4	5,045.6	2,180.2	1,894.2	5,667.8	10,713.4
Sales at spot marginal cost	6,617.1	1,026.5	7,643.5	595.2	3,205.4	559.6	11,408.5	12,003.7
Sales to related companies generators	-	-	-	4,714.8	-	-	-	4,714.8
TOTAL SALES OF THE SYSTEM	87,768.9	87,768.9	87,768.9	43,110.5	59,479.9	23,763.0	-	-
Market Share on total sales (%)	8.2%	2.4%	10.5%	36.4%	18.6%	29.5%	-	-

MAIN PHYSICAL FIGURES OF NON-CONSOLIDATED BRAZILIAN COMPANIES

Table 22.1
9M 2012	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	2,755.4	789.0	3,544.4
Hydro generation	2,755.4	-	2,755.4
Thermo generation	-	789.0	789.0
Wind generation	-	-	-
Purchases	423.1	1,351.3	1,774.4
Purchases to related companies	-	-	-
Purchases to other generators	250.9	538.6	789.5
Purchases at spot	172.2	812.7	985.0
Transmission losses, pump and other consumption	0.9	16.5	17.4
Total electricity sales	3,178.0	2,123.9	5,301.9
Sales at regulated prices	833.0	2,013.8	2,846.8
Sales at unregulated prices	1,892.3	-	1,892.3
Sales at spot marginal cost	452.8	110.0	562.8
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	327,281.5	327,281.5	327,281.5
Market Share on total sales (%)	1.0%	0.6%	1.6%

9M 2011	Cachoeira	Fortaleza	Tot. Brazil
(GWh)
Total generation	2,047.5	348.0	2,395.5
Hydro generation	2,047.5	-	2,047.5
Thermo generation	-	348.0	348.0
Wind generation	-	-	-
Purchases	806.2	1,676.1	2,482.4
Purchases to related companies	-	-	-
Purchases to other generators	5.6	473.4	479.0
Purchases at spot	800.6	1,202.7	2,003.4
Transmission losses, pump and other consumption	5.0	11.8	16.8
Total electricity sales	2,848.8	2,012.3	4,861.0
Sales at regulated prices	864.4	2,012.3	2,876.7
Sales at unregulated prices	1,544.1	-	1,544.1
Sales at spot marginal cost	440.3	-	440.3
Sales to related companies generators	-	-	-
TOTAL SALES OF THE SYSTEM	309,594.3	309,594.3	309,594.3
Market Share on total sales (%)	0.9%	0.6%	1.6%

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s American Depositary Share (“EOC”), compared to the Dow Jones Industrials and the Dow Jones Utilities indexes for the last 12 months, as well as the daily average trading volume, both in NYSE.

Source: Bloomberg

Santiago Stock Exchange (BCS) - Chile

The charts below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges.

Source: Bloomberg

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) over the last twelve months compared to the local Stock Index (IBEX), as well as the average daily trading volume in the Latibex.

Source: Bloomberg

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of our five Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of certain investment grade corporate bonds.

Ownership of the Company

Conference Call Invitation

Endesa Chile is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, November 7, 2012, 8:00 AM Eastern Time (10:00 AM Chilean Time). There will be a question and answer session following management's comments. Representing Endesa Chile will be Mr. Fernando Gardeweg, Chief Financial Officer, and the Investor Relations Team.

To participate, please dial +1-617-213-4868 (International)  or +1-888-713-4216 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 45264154.

To access the phone replay, please dial +1-617-801-6888 (International)  or +1-888-286-8010  (toll free USA), Passcode ID: 25951414.

You can also access to the conference call replay through our Investor Relations website at http://www.endesa.cl.

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 630 9603	Juan Pablo Vicuña Investor Relations Associate jpvp@endesa.cl (56-2) 630 9585	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 630 9506

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: November 7, 2012